UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of: PIMCO Equity Series Pacific Investment Management Company LLC PIMCO Investments LLC 650 Newport Center Drive Newport Beach, CA 92660	File No. 812-14715

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Joshua D. Ratner, Esq.

Ryan G. Leshaw, Esq.

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, CA 92660

With a copy to:

Douglas P. Dick, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

Page 1 of 54 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on May 2, 2017

TABLE OF CONTENTS

I.	INTRODUCTION		1

	A.	Summary of Application	1

	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	3

II.	BACKGROUND		4

	A.	General	4

	B.	The Initial Adviser	6

	C.	The Initial Distributor	6

	D.	Underlying Indexes and Licensing Arrangements	6

	E.	Special Considerations Applicable to Self-Indexing Funds	7

	F.	Capital Structure and Voting Rights; Book-Entry	9

	G.	Investment Objectives and Policies	10

		1. General	10

		2. Depositary Receipts	11

		3. Long/Short Funds	12

		4. 130/30 Funds	12

	H.	Exchange Listing	14

	I.	Sales of Shares	14

		1. General	14

		2. Purchase and Redemption of Creation Units	14

		3. Transaction Fees	16

		4. Purchase of Creation Units; General	17

		5. Placement and Acceptance of Creation Unit Purchase Orders	17

		6. Rejection of Creation Unit Purchase Orders	19

	J.	Pricing	19

	K.	Redemption	20

	L.	DTC Distribution Reinvestment Program	21

	M.	Shareholder Transaction and Distribution Expenses	23

	N.	Master-Feeder Structure	23

		1. In-Kind Transactions in a Master-Feeder Structure	23

		2. No Senior Securities	23

	O.	Shareholder Reports	24

	P.	Availability of Information Regarding Shares and Underlying Indexes	24

	Q.	Public Representations	25

	R.	Procedure by Which Shares Will Reach Investors; Disclosure Documents	26

III.	IN SUPPORT OF THE APPLICATION		27

i

	A.	ETF Relief	27

	B.	Fund of Funds Relief	29

IV.	REQUEST FOR ORDER		30

	A.	Legal Analysis: ETF Relief	30

		1. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	30

		2. Exemption from the Provisions of Section 22(d) and Rule 22c-1	30

		3. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	32

		4. Exemption from the Provisions of Section 22(e)	35

	B.	Legal Analysis: Fund of Funds Relief	37

		1. Exemption from the Provisions of Section 12(d)(1)	37

		2. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	42

V.	CONDITIONS		44

	A.	ETF Relief	44

	B.	Fund of Funds Relief	44

VI.	PROCEDURAL MATTERS		47

Appendix A: Brief Description of the Initial Funds and Underlying Indexes			54

ii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: PIMCO Equity Series Pacific Investment Management Company LLC PIMCO Investments LLC File No. 812-14715

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

I.	INTRODUCTION

A.	Summary of Application

In this second amended and restated application (“Application”), PIMCO Equity Series (the “Trust”), Pacific Investment Management Company LLC (the “Initial Adviser”), and PIMCO Investments LLC (the “Initial Distributor” and, together with the Trust and the Initial Adviser, “Applicants”)1 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).2

The Order, if granted, would permit:

(a) Funds (defined below) to issue their shares (“Shares”) in large aggregations (“Creation Units”) (e.g., at least 10,000 Shares) or in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program (as defined herein);

(b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

[1]

All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

[2]

The Initial Adviser has previously received exemptive relief from the Commission permitting it to operate ETFs (defined below) that track fixed income securities indexes. See Pacific Investment Management Company LLC, et al., Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (Jun. 1, 2009) (order) (the “Existing Relief”). The Existing Relief does not permit the operation of fixed income index ETFs that track indexes created by Affiliated Index Providers (defined below), nor the operation of fixed income index ETFs as Feeder Funds (defined below).

(c) certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e) registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser (defined below), and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act;

(f) the Funds, and any principal underwriter for the Funds, and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act;

(g) a Fund that is advised by the Adviser to operate as a feeder fund (“Feeder Fund”) to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act; and

(h) a Feeder Fund to deposit securities into, and receive securities from, its Master Fund in exchange for shares of the Master Fund, both in connection with in-kind purchases and redemptions of Shares (together with the relief discussed in (g), “Master-Feeder Relief”).3

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22 (e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “Fund of Funds Relief.” The ETF Relief, Fund of Funds Relief, and Master-Feeder Relief collectively, will be referred to herein as “Relief.”

Applicants seek the Order to create and operate one or more Funds that operate as index-based ETFs (defined below) that (i) track a specified index comprised of domestic and/or foreign equity

[3]	Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

securities (“Equity Funds”) and offer Shares for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of the Fund will serve as the Index Provider (defined herein) (each, an “Equity Index-Based Fund”), (ii) track a specified index and offer Shares for which an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person of the Trust or a Fund, of the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund will serve as the Index Provider (each, a “Self-Indexing Fund”), or (iii) operate as a Feeder Fund pursuant to the Master-Feeder Relief.

Applicants request that the Order apply to new series of the Trust identified and described in Appendix A hereto (“Initial Funds”) and any additional series of the Trust, and any other existing or future open-end management investment company or existing or future series thereof (“Future Funds” and together with the Initial Funds, “Funds”) that operate as (i) Equity Index-Based Funds, and their respective existing or future Master Funds, (ii) Self-Indexing Funds that are Equity Funds, and their respective existing or future Master Funds, or Self-Indexing Funds that track a specified index comprised of domestic and/or foreign fixed income securities (“Fixed Income Funds”), and their respective existing or future Master Funds, and (iii) Feeder Funds, which may be Equity Funds or Fixed Income Funds, pursuant to the Master-Feeder Relief. Any Fund will (a) be advised by an Initial Adviser or an entity controlling, controlled by, or under common control with an Initial Adviser (each, an “Adviser”) and (b) comply with the terms and conditions of this Application.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek relief substantially similar to the relief granted by the Commission to certain other open end management investment companies commonly referred to as “exchange traded funds” (“ETFs”) to permit Equity Index-Based Funds, Self-Indexing Funds, Long/Short Funds, and 130/30 Funds (defined below).4 The requested Master-Feeder Relief is also similar to relief previously granted

[4]

Hartford Funds Exchange-Traded Trust, et al., Investment Company Act Release Nos. 32307 (Oct. 6, 2016) (notice) and 32350 (Nov. 1, 2016) (order); Voya ETF Trust, et al., Investment Company Act Release Nos. 32248 (Aug. 30, 2016) (notice) and 32288 (Sep. 27, 2016) (order); Franklin Templeton ETF Trust, et al., Investment Company Act Release Nos. 32105 (May 5, 2016) (notice) and 32133 (May 31, 2016) (order); Advisors Asset Management, Inc. and AAM ETF Trust, Investment Company Act Release Nos. 32063 (Mar. 31, 2016) (notice) and 32096 (Apr. 26, 2016) (order); FactorShares Trust, et al., Investment Company Act Release Nos. 32062 (Mar. 30, 2016) (notice) and 32098 (Apr. 26, 2016) (order); Charles Schwab Investment Management, Inc., et al., Investment Company Act Release Nos. 32014 (Feb. 29, 2016) (notice) and 32052 (Mar. 25, 2016) (order); Innovator Management LLC, et al., Investment Company Act Release Nos. 31996 (Feb. 12, 2016) (notice) and 32026 (Mar. 9, 2016) (order); PowerShares Exchange-Traded Self-Indexed Fund Trust, et al., Investment Company Act Release Nos. 31995 (Feb. 11, 2016) (notice) and 32025 (Mar. 8, 2016) (order); Legg Mason Partners Fund Advisor, LLC, et al., Investment Company Act Release Nos. 31895 (Nov. 5, 2015) (notice) and 31920 (Dec. 1, 2015) (order); Good Hill Partners LP and Good Hill ETF Trust, Investment Company Act Release Nos. 31878 (Oct. 22, 2015) (notice) and 31904 (Nov. 17, 2015) (order); ARK ETF Trust, et al., Investment Company Act Release Nos. 31864 (Oct. 7, 2015) (notice) and 31889 (Nov. 2, 2015) (order); Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31428 (Jan. 26, 2015) (notice) and 31465 (Feb. 23, 2015) (order); Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30910 (Feb. 10, 2014) (notice) and 30975 (Mar. 7, 2014) (order); VTL Associates, LLC, et al., Investment Company Act Release Nos. 30763 (Oct. 24, 2013) (notice) and 30789 (Nov. 19, 2013) (order); Guggenheim Funds Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order); Sigma Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30559 (June 14, 2013) (notice) and 30597 (July 10, 2013) (order); and Transparent Value Trust, et al., Investment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 30596 (July 10, 2013) (order) (collectively, “Prior Orders”).

by the Commission.5 In addition, the Commission previously has granted exemptive relief to permit the operations of an ETF based on an exemptive application stating that the ETF would allow shareholders to purchase shares directly from the ETF through the DTC book-entry distribution reinvestment program (“DTC Distribution Reinvestment Program”).6

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	General

The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust will offer a number of Funds, each of which has a distinct investment objective, tracks a particular index and utilizes either a replication or representative sampling strategy. Each Fund will operate as an ETF. The Trust is managed by a board of trustees (the “Board”).

The Trust is registered with the Commission as an open-end management investment company and will offer and sell Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). Funds which track Domestic Indexes (as defined below) are referred to as “Domestic Funds” and Funds which track Foreign Indexes (as defined below) are referred to as “Foreign Funds.”

Each Fund will seek to provide investment returns that correspond, before fees and expenses, closely to the performance of a specified equity and/or fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”). Each Fund, or its respective Master Fund, will hold certain securities, assets or other positions (“Portfolio Holdings”) selected to correspond closely to the performance of its Underlying Index. Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities (“Foreign Indexes”). Future Funds may be based on Domestic Indexes as well as Foreign Indexes.

[5]

ARK ETF Trust, et al., Investment Company Act Release Nos. 31864 (Oct. 7, 2015) (notice) and 31889 (Nov. 2, 2015) (order); Highland Funds I, et al., Investment Company Act Release Nos. 31579 (Apr. 27, 2015) (notice) and 31646 (May 26, 2015) (order); and Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31428 (Jan. 26, 2015) (notice) and 31465 (Feb. 23, 2015) (order); ALPS ETF Trust, et al., Investment Company Act Release Nos. 31011 (Apr. 8, 2014) (notice) and 31039 (May 6, 2014) (order); and T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order).

[6]

Morgan Stanley ETF Trust, et al., Investment Company Act Release Nos. 32405 (Dec. 28, 2016) (notice) and 32431 (Jan. 24, 2017) (order); FlexShares Trust, et al., Investment Company Act Release Nos. 30593 (July 9, 2013) (notice) and 30645 (Aug. 6, 2013) (order); and Precidian ETFs Trust, et al., Investment Company Act Release Nos. 30101 (June 8, 2012) (notice) and 30129 (July 5, 2012) (order).

The Trust will issue, with respect to each Fund on a continuous offering basis, Creation Units or Shares in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program. The size of a Creation Unit for each Fund is initially determined by the Adviser, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.7 Applicants expect that the initial trading price per individual Share of each Fund will fall in the range of $10 to $100. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as market makers and maintain a market for Shares trading on the Exchange. If NYSE Arca is the Exchange on which Shares are primarily listed (“Listing Exchange”), it is expected that one or more of the market makers that are members of NYSE Arca will register to make a market in Fund Shares listed on NYSE Arca (“Arca Market Makers”). If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act and register as market makers (“NASDAQ Market Makers” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.8

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.I. “Sales of Shares.” Applicants believe that this “in-kind” method minimizes the need to liquidate Portfolio Holdings to meet redemptions or to acquire Portfolio Holdings in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

The component securities of an Underlying Index are referred to herein as “Component Securities.” Each Fund, or its respective Master Fund, will consist largely of some or all of the Component Securities of an Underlying Index selected to correspond closely to the price and yield performance of such Underlying Index.

[7]

The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

[8]

If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

Each Fund that intends to qualify as a “regulated investment company” (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).9 A Fund, or its respective Master Fund, may invest in a wholly owned subsidiary, organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (a “Wholly Owned Subsidiary”), in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a RIC for U.S. federal income tax purposes.10 For a Fund, or its respective Master Fund, that invests in a Wholly Owned Subsidiary, the Adviser will serve as investment adviser to both the Fund, or its respective Master Fund, and the Wholly Owned Subsidiary.

B.	The Initial Adviser

The Initial Adviser will be the investment adviser to the Initial Funds. The Initial Adviser is Pacific Investment Management Company LLC, a Delaware limited liability company with its principal office located at 650 Newport Center Drive, Newport Beach, CA 92660. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund or its respective Master Fund.11 The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds, or their respective Master Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as portfolio managers for the Funds, or their respective Master Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract, unless the Fund, or its respective Master Fund, compensates the Sub-Adviser directly. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s, or its respective Master Fund’s, assets in accordance with the Fund’s investment objective. Any Sub-Adviser to a Fund, or its respective Master Fund, will either be registered under the Advisers Act or will not be required to register thereunder.

C.	The Initial Distributor

The Initial Distributor will serve as the principal underwriter and distributor of the Creation Units for the Initial Funds. The Initial Distributor is PIMCO Investments LLC, a Delaware limited liability company. The Initial Distributor is a broker-dealer registered under the Exchange Act. The Initial Distributor, and any future distributor (“Future Distributor” and, together with the Initial Distributor, the “Distributor”), will distribute Creation Units of the Shares on an agency basis. The Distributor is not and will not be affiliated with any Exchange on which Shares are listed. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor may be an affiliated person or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers. Applicants request that the Order also apply to any Future Distributor, provided that any such Future Distributor complies with the terms and conditions of this Application.

D.	Underlying Indexes and Licensing Arrangements

Each Initial Fund is, and any Future Fund will be, entitled to use its Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying

[9]	Applicants also reserve the right to create Funds that will not operate as RICs.
[10]	A Feeder Fund will not invest in a Wholly Owned Subsidiary.
[11]	The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

Index (each an “Index Provider”) or a sub-licensing arrangement12 with the applicable Adviser, which has or will have a licensing agreement with such Index Provider. Except with respect to the Self-Indexing Funds, no Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of an Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor. The licenses for the Self-Indexing Funds will specifically state that the applicable Affiliated Index Provider (or in case of a sub-licensing agreement, the applicable Adviser) must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

E.	Special Considerations Applicable to Self-Indexing Funds

In the case of Self-Indexing Funds, an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of an Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor (the “Affiliated Index Provider”) will create a proprietary, rules based methodology described below (“Rules Based Process”) to create Underlying Indexes (each an “Affiliated Index” and collectively the “Affiliated Indexes”).13

The portfolios of the Self-Indexing Funds will be fully “transparent,” meaning that each Self-Indexing Fund will post on its website (“Website”) on each day that the NYSE, the relevant Listing Exchange and the Trust are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act (a “Business Day”), before commencement of trading of Shares on the Exchange, the identities and quantities of the Portfolio Holdings held by the Fund, or its respective Master Fund, that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.14

Applicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Fund and the investors assembling the Deposit

[12]

The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider. In the event that an Adviser serves as the Affiliated Index Provider for a Self-Indexing Fund, the terms “Affiliated Index Provider” or “Index Provider,” with respect to that Self-Indexing Fund, will refer to the employees of the applicable Adviser that are responsible for creating, compiling and maintaining the relevant Underlying Index.

[13]

The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors, foreign investment companies, and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which an Adviser acts as adviser and/or sub-adviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts, foreign investment companies, and privately offered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

[14]

Under accounting procedures followed by each Fund, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Instruments (as defined below) for purchases of Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Holdings would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

Applicants recognize that Self-Indexing Funds could raise concerns regarding the potential ability of an affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self-Indexing Fund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated. Applicants believe that existing protections under the Act and the Advisers Act will help to mitigate these potential conflicts of interest, as discussed below, and that requiring Self-Indexing Funds to maintain full portfolio transparency will also provide an effective additional mechanism for addressing these potential conflicts of interest.

Applicants do not believe the potential for conflicts of interest raised by an Adviser’s use of the Underlying Indexes in connection with the management of the Self Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by an Adviser’s use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs that track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. As discussed below, both the Act and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds and these protections will also help address these conflicts with respect to the Self-Indexing Funds.

Each Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures reasonably designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.15 In addition, each Initial Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Initial Adviser or associated person (“Inside Information Policy”). Any other Adviser and/or Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics (discussed below) and Inside Information Policy of each Adviser and Sub-Advisers, personnel of those entities with knowledge about the composition of a Portfolio Deposit (as defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. The Trust will execute confidentiality agreements with any of its service providers who are provided information on the Portfolio Deposit. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index (before fees and expenses).

[15]

If the requested Order is granted, the Adviser will include under Item 10.C. of Part 2 of its Form ADV a discussion of its relationship to any Affiliated Index Provider and any material conflicts of interest resulting therefrom, regardless of whether the Affiliated Index Provider is a type of affiliate specified in Item 10.

The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of an Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. Each Initial Adviser has also adopted (and any other Adviser has adopted or will adopt) a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). Any Sub-Adviser will be required to confirm to the applicable Adviser and Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the applicable Trust with the certification required by Rule 17j-1 under the Act. Neither any Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

To the extent the Self-Indexing Funds transact with an affiliated person of an Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Each Self-Indexing Fund’s Board will periodically review the Self-Indexing Fund’s use of an Affiliated Index Provider. Subject to the approval of the Self-Indexing Funds’ Board, an Adviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by an Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

Finally, as noted above, applicants in the Prior Orders received relief to operate Self-Indexing Funds on the basis of daily portfolio transparency as discussed above.

F.	Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s or Adviser’s expense through the customary practices and facilities of the Depository and DTC Participants.

G.	Investment Objectives and Policies

1.	General

The investment objective of each Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index. In seeking to achieve the investment objective of a Fund, the applicable Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.

A Feeder Fund will pursue its investment objective by investing in a Master Fund with an identical investment objective. Applicants may use this “master-feeder” structure because it is anticipated that, in addition to the Funds, other feeder funds may be created in the future and hold shares of each respective Master Fund. Such other feeder funds could be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Creating an exchange-traded feeder fund may be preferable to creating entirely new series, which could create additional overhead costs.16 While certain costs may be higher in a master-feeder structure and there may possibly be lesser tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will weigh any such potential disadvantages against the benefits of operating within a master-feeder structure. Each Fund, or its respective Master Fund, will consist of a portfolio of securities, and other assets and positions.

Each Fund, or its respective Master Fund, will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBA Transactions17 representing Component Securities, and in the case of Foreign Funds, in Component Securities and depositary receipts representing foreign securities such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) (“Depositary Receipts”) representing such Component Securities (or, in the case of Foreign Funds tracking Underlying Indexes for which Depositary Receipts are themselves Component Securities, underlying stocks in respect of such Depositary Receipts).18 Any Depositary Receipts held by a Foreign Fund, or its respective Master Fund, will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund, or its respective Master Fund, to maintain direct exposure to Component Securities of its Foreign Index.

Each Fund, or its respective Master Fund, may also invest up to 20% (“20% Asset Basket”) of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives (“Financial Instruments”), as related to its respective Underlying Index and its Component

[16]

In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

[17]

A “to be announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date.

[18]

With respect to a Fund, or its respective Master Fund, that invests in a Wholly Owned Subsidiary, the Fund, or its respective Master Fund, will look through the Wholly Owned Subsidiary to determine whether certain assets fall within the 20% Asset Basket (as defined below).

Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund, or its respective Master Fund, track its Underlying Index. A Fund may also engage in short sales in accordance with its investment objective.19 A Fund will utilize either a “replication strategy” or “representative sampling” as described below. A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund, or its respective Master Fund, in accordance with changes in the composition of the Underlying Index or (if applicable) to maintain RIC compliance.

Applicants expect that the returns of each Fund, or its respective Master Fund, will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the applicable Adviser and/or Sub-Adviser utilizing quantitative analytical procedures. Under the representative sampling technique, each security is selected for inclusion in a Fund through the applicable Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. If the representative sampling technique is used, a Fund may not track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The applicable Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Asset Basket.

2.	Depositary Receipts

The Funds, or their respective Master Funds, may invest in Depositary Receipts representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (a “depositary bank”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary bank.20 A Fund, or its respective Master Fund, will not invest in any Depositary Receipts that an Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

[19]

The Trust may issue Funds that seek to track Underlying Indexes constructed using 130/30 investment strategies (“130/30 Funds”) or other long/short investment strategies (“Long/Short Funds”). Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index (as defined below) and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund’s net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund’s net assets.

[20]

With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated person of a Fund, the Adviser or any Sub-adviser will serve as the depositary bank for any Depositary Receipts held by a Fund (or its respective Master Fund), except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.

3.	Long/Short Funds

Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.” The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Long/Short Index. The Long/Short Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings. Each Long/Short Index will be a Domestic Index, Foreign Index or combination thereof.

Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

With respect to a Long/Short Fund’s long position, each Fund, or its respective Master Fund, expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund’s short position, each Fund, or its respective Master Fund, expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of the Long/Short Index.21 The remainder of each Long/Short Fund’s assets will be its 20% Asset Basket and may be invested as described above. To the extent required by Section 18(f) of the Act, Portfolio Holdings and cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.22

4.	130/30 Funds

Underlying Indexes that use a 130/30 investment strategy are referred to as “130/30 Indexes.” The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings. Each 130/30 Index will be a Domestic Index or Foreign Index or combination thereof.

[21]	For purposes of this calculation, cash proceeds received from short sales are not included in total assets.
[22]

See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

With respect to a 130/30 Fund’s long position, each Fund, or its respective Master Fund, expects to hold long positions in Component Securities from the long portion of the 130/30 Index. With respect to a 130/30 Fund’s short position, each Fund, or its respective Master Fund, expects to hold Short Positions.

Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.23 It would then invest the remainder of its assets in Component Securities, non-Component Securities, or securities or instruments in its 20% Asset Basket, as deemed appropriate by the applicable Adviser to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the Act, Portfolio Holdings and cash in a 130/30 Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.

Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.

The full portfolio holdings of each Long/Short Fund and each 130/30 Fund will be made publicly available on the Fund’s Website on each Business Day before commencement of trading of Shares on the Exchange. Given the Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds the investment characteristics of any Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

Applicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to “front running” any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Holdings would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

[23]

Applicants use the following naming convention throughout the Application: a Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.” This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

H.	Exchange Listing

The Shares of each Fund will be listed on a Listing Exchange. The Trust will submit an application to list the Shares of any Future Fund on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Fund will be traded on an Exchange in a manner similar to that of other ETFs.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

I.	Sales of Shares

1.	General

The Trust will be structured in a manner similar to ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received or issue in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a Business Day.

2.	Purchase and Redemption of Creation Units

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis, or issued in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).24

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),25 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

[24]

The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[25]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;26

(c) TBA Transactions, short positions, derivatives and other positions that cannot be transferred in kind27 will be excluded from the Deposit Instruments and the Redemption Instruments;28

(d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;29 or

(e) for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Cash Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;30

[26]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
[27]	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
[28]	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).
[29]

A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

[30]

In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer either through the NSCC or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.31

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.32 The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

3.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders.33 Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above. Variations in the Transaction Fee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into

[31]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).
[32]

If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in Section II.I.2, is referred to as the “Portfolio Deposit.”

[33]

In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. Applicants are not requesting relief from Section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund’s shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund.

account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

4.	Purchase of Creation Units; General

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders for Creation Units have been accepted, but the Distributor may reject any order which is not submitted in proper form in accordance with the terms of the Participant Agreement. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and Cash Amount (if any), the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those Authorized Participants purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Equity Fund placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).

5.	Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such other time as may be designated by the Funds and disclosed to Authorized Participants.

The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process. Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

The Fund’s custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit. Deposit Instruments must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, the Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds. Because fixed income securities currently do not transfer through the NSCC Clearing Process, the NSCC Clearing Process is not currently available for ETFs that invest in fixed income securities. Therefore, transactions must be effected “outside” the NSCC Clearing Process. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non U.S. market. The Shares will settle through DTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with respect to Portfolio Holdings traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the applicable Trust on behalf of each Fixed Income Fund.34 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds. Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Cash Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Instruments and the payment of any Cash Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized

[34]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Holdings through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form in accordance with the terms of the Participant Agreement. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)

the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)

there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

J.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Holdings held by such Fund, or its respective Master Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

K.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the applicable Fund.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (see Section IV.A.4).

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Fixed Income Funds or Foreign Funds).35 As discussed herein, a redeeming investor will pay a Transaction Fee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Holdings from its account to the account of the redeeming investor. An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Holdings may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Holdings. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Instruments and the Cash Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Instruments or Cash Amount and the value of the collateral.

A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be

[35]	Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder the applicable redemption payment.

4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate custody arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded.

L.	DTC Distribution Reinvestment Program

The Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through the “DTC Distribution Reinvestment Program” described below.

The Trust may make the DTC Distribution Reinvestment Program available for use by Beneficial Owners of Shares through DTC Participants for reinvestment of their cash dividends. Some DTC Participants may not elect to utilize the DTC Distribution Reinvestment Program, so Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Distribution Reinvestment Program through such broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by a Fund at NAV per Share. Shares will be issued at NAV under the DTC Distribution Reinvestment Program regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Distribution Reinvestment Program at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Distribution Reinvestment Program differs from distribution reinvestment programs offered by broker-dealers in two key ways. First, in distribution reinvestment programs typically offered by broker-dealers, the additional shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Distribution Reinvestment Program are purchased directly from a Fund on the date of the distribution at the NAV per share on such date. Second, in distribution reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Distribution Reinvestment Program.

The DTC Distribution Reinvestment Program will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Distribution Reinvestment Program is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Distribution Reinvestment Program, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Distribution Reinvestment Program and the consequences of participation. Brokers providing the DTC Distribution Reinvestment Program to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that a Fund will know how many Shares to issue. On the payment date for any distribution, DTC will receive from a Fund the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Because reinvested dividends do not require liquidation of portfolio securities, the Trust will save the costs associated with liquidation that would otherwise be incurred.

The Prospectus will make clear to Beneficial Owners that the DTC Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Distribution Reinvestment Program, and may instead offer a distribution reinvestment program under which Shares are purchased in the secondary market at current market prices or no distribution reinvestment program at all. As noted above, to participate in the DTC Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice.

Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Distribution Reinvestment Program, along with Prospectus disclosure that makes clear the terms of the DTC Distribution Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the DTC Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the DTC Distribution Reinvestment Program.

The DTC Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the DTC Distribution Reinvestment Program and the consequences of participation. The DTC Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission and without necessarily paying a fee (as noted above brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the DTC Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors.

The DTC Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act; and the Program meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is appropriate if the Commission finds that “the terms of the proposed transaction… are reasonable and fair and do not involve any overreaching on the part of any person concerned. and the proposed transaction is consistent with the general purposes” of the Act.

As noted above, broker-dealers, at their own discretion, may also offer a distribution reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to distribution reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its distribution reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the distribution reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. Applicants are unaware of any broker-dealer that offers both its own distribution reinvestment program as well as the DTC Distribution Reinvestment Program. Therefore, it is not anticipated that broker dealers will offer their customers the option to choose between the plans.

M.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.K. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund may be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.

N.	Master-Feeder Structure

1.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, Applicants currently anticipate that certain Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both the Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively (i) other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund36 and (ii) other institutional investors, such as separate accounts managed by the Adviser, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights. From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund hold any investment other than the securities of its corresponding Master Fund.

2.	No Senior Securities

While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

[36]	The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

O.	Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

P.	Availability of Information Regarding Shares and Underlying Indexes

As noted above, before commencement of trading on the Exchange on each Business Day, the identities and quantities of the portfolio securities and other assets held by the Self-Indexing Fund, or its respective Master Fund, that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day will be made available on the Website. Similarly, for each Long/Short Fund and 130/30 Fund, the applicable Adviser will provide full portfolio transparency on the Fund’s Website by making available the identities and quantities of the Portfolio Holdings, including Short Positions and Financial Instruments, that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. This disclosure will look through any Wholly Owned Subsidiary and identify the specific Portfolio Holdings held by that entity. The information provided on the Website will be formatted to be reader-friendly.

The Funds’ administrator will provide an estimated Cash Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Cash Amount and (ii) the current value of the Deposit Instruments (such intra-day indicative value, the “IIV”). The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Cash Amount nor will it guarantee the accuracy or completeness of the estimated Cash Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy.

The value of the Underlying Indexes with respect to the Funds will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements.37 Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Instruments as well as information regarding the Cash Amount.

The Website will publish the current version of the Prospectus and SAI. The Website also will disclose the prior business day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund’s NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. The Website will be publicly available at no charge prior to the public offering of Shares.

[37]

NYSE Arca, Inc. rules generally require current index values for U.S. equity indices to be widely disseminated by one or more major market data vendors at least every 15 seconds during the core trading session and for international or global equity indices to be widely disseminated by one or more major market data vendors at least every 60 seconds during the core trading session. These rules also require current index values for fixed income indices to be widely disseminated by one or more major market data vendors at least once per day.

The closing prices of each Fund’s Deposit Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as FINRA’s Trace Reporting and Compliance System, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

As noted above, the Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. Further, ETFs are no longer new or novel products, and Applicants believe investors are aware of the differences between ETFs and traditional mutual funds. In addition, functionally similar structures are currently offered in the market without giving rise to investor confusion.38 Notwithstanding the limited potential for investor confusion, Applicants will take numerous steps to ensure that investors are not confused. Specifically, the Prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a Prospectus separate and distinct from any other feeder funds, and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds. Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between the Funds and any Feeder Funds.

Q.	Public Representations

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any of its individual Funds will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund (other than pursuant to the DTC Distribution Reinvestment Program), or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.

[38]	See In the Matter of Vanguard Index Funds, et al., Investment Company Act Release No. 24789 (Dec. 12, 2000).

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by statutory prospectus or Summary Prospectus.39

The Funds will provide copies of their annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

The Prospectus for each Self-Indexing Fund will prominently disclose that the Index Provider is an Affiliated Index Provider and describe the nature of the affiliation.

R.	Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of other ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Holdings held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

[39]	Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

III.	IN SUPPORT OF THE APPLICATION

A.	ETF Relief

Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price; (3) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; (4) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances; (5) certain Funds to perform creations and redemptions of Creation Units in-kind in a master-feeder structure; and (6) the Funds to issue Shares in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, and cost savings; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares proposed to be offered would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s, or its respective Master Fund’s, portfolio to meet redemptions, to permit the maximum amount of resources of each Fund, or its respective Master Fund, to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds as described herein and are consistent with the general purposes of the Act.

The Applicants further seek that the order from the Commission specifically permit the Funds to operate the DTC Distribution Reinvestment Program as described above.

The Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the DTC Distribution Reinvestment Program at NAV. The Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.

If the requested relief is not granted, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by a Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders. The Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.

The Applicants note that the number of Shares issued through the DTC Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the DTC Distribution Reinvestment Program. The Applicants also note that they do not believe the issuance of Shares under the DTC Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

The Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Funds or the fact that individual Fund shares trade at secondary market prices. The Applicants believe Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the DTC Distribution Reinvestment Program. The Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the DTC Distribution Reinvestment Program at NAV. Because Beneficial Owners will receive disclosure describing the terms of the DTC Distribution Reinvestment Program, Beneficial Owners will be able to make a fully informed decision on whether to participate in the DTC Distribution Reinvestment Program.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Orders.

B.	Fund of Funds Relief

Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds that owns 5% or more of the Fund’s Shares.

The Fund of Funds Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a FOF Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants assert that the relief requested is substantially similar to that granted by the Prior Orders.

IV.	REQUEST FOR ORDER

A.	Legal Analysis: ETF Relief

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in
Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s, or its respective Master Fund’s, current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.40

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. ..”

[40]	The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order.41 The Shares will trade on and away from42 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.43

The first two purposes - preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers - would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve a Fund’s, or its respective Master Fund’s, assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over

[41]	The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.
[42]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.
[43]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983).

any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund’s, or its respective Master Fund’s, assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

3.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“... for any affiliated person or promoter of or principal underwriter for a registered investment company. . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal - knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust. . . by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . . , or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. ..”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser or an entity controlling, controlled by or under common control with an Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6 (c).44

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a) (2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3) (C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons (collectively, “Second-Tier Affiliates”)) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of

[44]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Portfolio Holdings currently held by the relevant Funds, or their respective Master Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund, or its respective Master Fund, to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Holdings held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Holdings held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more than 5% or 25% of the Fund’s shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. The customary Sections 17(a) (1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV. Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such a transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

4.	Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.45 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except-

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund, or its respective Master Fund, up to a maximum of fifteen calendar days. Applicants request that relief be granted such that Foreign Funds holding Redemption Instruments which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Holdings of each such Foreign Fund, or its respective Master Fund, customarily clear and settle, but in all cases no later than fifteen calendar days following the tender of a Creation Unit. With respect to Future Funds that will be Foreign Funds, or their respective Master Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

[45]	The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days, up to a maximum of fifteen calendar days, required to deliver redemption proceeds in any given year will not exceed fifteen calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen calendar days.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within fifteen calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Holdings of a given Foreign Fund, or its respective Master Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund’s assets in Portfolio Holdings. Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds, or their respective Master Funds, that do not effect creations and redemptions of Creation Units in-kind.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle. When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Adviser (or Sub-Adviser) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company – as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case, the redeeming Feeder Fund shareholders, through their Authorized Participant, will receive Redemption Instruments and cash, if any, equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

If the requested Relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

B.	Legal Analysis: Fund of Funds Relief

1.	Exemption from the Provisions of Section 12(d)(1)

Applicants request an exemption to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Funds of Funds do not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”). Each Fund of Funds Adviser will be registered as an investment adviser under the Advisers Act. Any Fund of Funds Sub-Adviser to an Investing Management Company will be registered as an investment adviser or will not be required to register. Each Investing Trust will have a sponsor (“Sponsor”).

As noted above, Applicants are also seeking relief from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Sections 12(d)(1)(A) and Section 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.46 Applicants do not believe that the securities involved in the in-kind transactions are ever

[46]

See Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).).

“held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, the Applicants are requesting appropriate relief from Sections 12(d)(1)(A) and Section 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Fund of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds when the Fund is an affiliated person of the Fund of Funds.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)	Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)47 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”48 Applicants submit that the proposed conditions to the Fund of Funds Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.49

[47]	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).
[48]	HR 622, Ibid.
[49]	Id. at 43-44.

(b)	Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.50 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.51 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase...52

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).53 These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).54

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the Requested Order. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund, or its respective Master Fund, within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds’ Advisory Group” is defined as the Fund of Funds’ Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a “Fund of Funds’ Sub-Advisory Group” is defined as any Fund of Funds’ Sub-Adviser,

[50]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).
[51]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[52]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[53]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[54]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2 prohibits a Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between a Fund of Funds or a Fund of Funds Affiliate and the Fund, or its respective Master Fund, or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, or its respective Master Fund, and any person controlling, controlled by or under common control with any of these entities. “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Fund, or its respective Master Fund, and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by a Fund of Funds. To the extent a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund, or its respective Master Fund, in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Fund of Funds in the Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds set forth in the FINRA Rule 2341.

A Fund of Funds may rely on the Order only to invest in Funds and not in any other registered investment company. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company. No Fund, or its respective Master Fund, will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Fund, or its respective Master Fund, acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to purchase shares of other investment companies for short-term cash management purposes; (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief; or (iii) the Fund invests in a Wholly Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund (or its respective Master Fund) as described in the Application. Further, no Wholly Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested Fund of Funds Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds, or their respective Master Funds, will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer, other than a Wholly Owned Subsidiary, in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

As noted above, the Funds, or their respective Master Funds, may invest in Wholly Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds qualify as RICs under Subchapter M of the Code. The use of a Wholly Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) a Fund is the sole and legal beneficial owner of its Wholly Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both a Fund and its Wholly Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Fund is aware that its investment in a Wholly Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly Owned Subsidiary. A Fund, or its respective Master Fund, that invests in a Wholly Owned Subsidiary will consolidate its financial statements with the Wholly Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, a Fund, or its respective Master Fund, will deem the assets, liabilities and indebtedness of a Wholly Owned Subsidiary in which the Fund, or its respective Master Fund, invests as its own. In addition, the expenses of the Wholly Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Fund. A Wholly Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt it from registration as an investment company.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Fund of Funds Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Fund of Funds should be the same.

2.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek relief from Section 17(a) to permit a Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.55 Although Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Fund of Funds might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Fund of Funds. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to a Fund of Funds and redemptions of those Shares.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Fund of Funds.

[55]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Fund of Funds. As mentioned above, Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants anticipate that there may be a Fund of Funds that is not part of the same group of investment companies as the Funds, but may be subadvised by an Adviser or an entity controlling, controlled by or under common control with an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

Second, the proposed transactions directly between Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The proposed transactions also will be consistent with the policies of each Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest.

Shares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

A.	ETF Relief

1.

The requested relief to permit ETF operations, other than the Master-Feeder Relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund (other than pursuant to the DTC Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

4.

The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.

Each Self-Indexing Fund, Long/Short Fund and 130/30 Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund’s, or its respective Master Fund’s, Portfolio Holdings.

6.

No Adviser or any Sub-Adviser to a Self-Indexing Fund, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Self-Indexing Fund) to acquire any Deposit Instrument for the Self-Indexing Fund, or its respective Master Fund, through a transaction in which the Self-Indexing Fund, or its respective Master Fund, could not engage directly.

B.	Fund of Funds Relief

1.

The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund, or its respective Master Fund, within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund, or its respective Master Fund, within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund, or its respective Master Fund, for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.

No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Fund, or its respective Master Fund, or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund, or its respective Master Fund, or Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the securities of a Fund exceeds the limits in Section 12 (d)(1)(A)(i) of the Act, the Board of the Fund, or its respective Master Fund, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Fund, or its respective Master Fund, to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund, or its respective Master Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund, or its respective Master Fund, and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund, or its respective Master Fund, under Rule 12b-l under the Act) received from a Fund, or its respective Master Fund, by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, or its respective Master Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing

Management Company in an amount at least equal to any compensation received from a Fund, or its respective Master Fund, by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, or its respective Master Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund, or its respective Master Fund, to purchase a security in any Affiliated Underwriting.

7.

The Board of a Fund, or its respective Master Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund, or its respective Master Fund, in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund, or its respective Master Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund, or its respective Master Fund, in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.

Each Fund, or its respective Master Fund, will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1) (A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund, or its respective Master Fund, in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.

No Fund, or its respective Master Fund, will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Fund, or its respective Master Fund, acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to acquire securities of one or more investment companies for short-term cash management purposes, (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief, or (iii) the Fund invests in a Wholly Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund (or its respective Master Fund) as described in the Application. Further, no Wholly Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VI.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

PIMCO Equity Series

By:	/s/ Peter G. Strelow
Peter G. Strelow
President

Pacific Investment Management Company LLC

By:	/s/ Peter G. Strelow
Peter G. Strelow
Managing Director

PIMCO Investments LLC

By:	/s/ Eric Sutherland
Eric Sutherland
President

Authorization of

PIMCO Equity Series

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by PIMCO Equity Series (the “Trust”) have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of the Trust pursuant to the following resolution adopted by the Trustees of the Trust on November 3, 2016:

RESOLVED, that the officers of PIMCO Equity Series be, and they hereby are, authorized to prepare and file with the Securities and Exchange Commission an application (the “Index ETF Application”) for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

PIMCO EQUITY SERIES

By:	/s/ Peter G. Strelow
Peter G. Strelow
President

Authorization of

Pacific Investment Management Company LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Pacific Investment Management Company LLC have been taken, and that as a Managing Director thereof, he is authorized to execute and file the same on behalf of Pacific Investment Management Company LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Peter G. Strelow
Managing Director

Authorization of

PIMCO Investments LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by PIMCO Investments LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of PIMCO Investments LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO INVESTMENTS LLC

By:	/s/ Eric Sutherland
Eric Sutherland
President

VERIFICATION RULE 0-2 (d)

Verification of

PIMCO Equity Series

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, PIMCO Equity Series; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 2nd day of May, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO EQUITY SERIES

By:	/s/ Peter G. Strelow
Peter G. Strelow
President

Verification of

Pacific Investment Management Company LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Pacific Investment Management Company LLC; that he is a Managing Director of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument this 2nd day of May, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Peter G. Strelow
Managing Director

Verification of

PIMCO Investments LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, PIMCO Investments LLC; that he is the President of such entity; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument this 2nd day of May, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO INVESTMENTS LLC

By:	/s/ Eric Sutherland
Eric Sutherland
President

Appendix A: Brief Description of the Initial Funds and Underlying Indexes

PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the RAFI Dynamic Multi-Factor Emerging Markets Index (the “Underlying Index”). The Underlying Index is designed to provide long-only exposure to multiple equity factors that seek to produce attractive long-term returns, and which may lower risk compared to less diversified strategies.

PIMCO RAFI Dynamic Multi-Factor International Equity ETF

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the RAFI Dynamic Multi-Factor Developed Ex-U.S. Index (the “Underlying Index”). The Underlying Index is designed to provide long-only exposure to multiple equity factors that seek to produce attractive long-term returns, and which may lower risk compared to less diversified strategies.

PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the RAFI Dynamic Multi-Factor U.S. Index (the “Underlying Index”). The Underlying Index is designed to provide long-only exposure to multiple equity factors that seek to produce attractive long-term returns, and which may lower risk compared to less diversified strategies.